ELECTRO RENT FINANCIAL HIGHLIGHTS 04

	May 31,
(in thousands, except per share information)	2004	2003	2002		2001		2000
REVENUES	$94,110	$108,796	$147,864		$211,176		$241,793
COSTS OF REVENUES AND DEPRECIATION	44,778	62,663	81,678		99,724		131,125
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	32,207	37,399	50,492		62,625		65,104
LOSS ON IMPAIRMENT OF GOODWILL AND INTANGIBLES	—	37,135	—		—		—
INTEREST AND OTHER, NET	(1,335)	(4,091)	(2,232)		(708)		5,465

INCOME (LOSS) BEFORE INCOME TAXES	18,460	(24,310)	17,926		49,535		40,099
INCOME TAX PROVISION (BENEFIT)	6,476	(9,324)	4,804		17,316	*	15,237

NET INCOME (LOSS)	$11,984	$(14,986)	$13,122		$32,219	*	$24,862

EARNINGS (LOSS) PER SHARE:
BASIC	$0.48	$(0.60)	$0.53		$1.32	*	$1.01
DILUTED	$0.48	$(0.60)	$0.53		$1.30	*	$1.00
SHARES USED IN PER SHARE CALCULATION:
BASIC	24,860	24,810	24,602		24,416		24,571
DILUTED	25,034	24,810	24,837		24,753		24,972
TOTAL ASSETS	$206,367	$277,100	$307,141		$312,468		$306,435
BANK BORROWINGS	$—	$—	$—		$—		$21,800
SHAREHOLDERS’ EQUITY	$168,616	$254,014 *	$266,223	*	$251,692	*	$221,665
SHAREHOLDERS’ EQUITY PER COMMON SHARE	$6.77	$10.23 *	$10.75	*	$10.27	*	$9.00

*As restated (see Note 17 to Consolidated Financial Statements).

ELECTRO RENT 2004 ANNUAL REPORT PAGE 5

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion of the Company’s financial condition and results of operations should be read in conjunction with the fiscal 2004 Consolidated Financial Statements and the notes thereto and the other financial and statistical information appearing elsewhere in this annual report.

OVERVIEW

The Company generates revenues through the rental, lease and sale of electronic equipment, including test and measurement (T&M) and computer-related (DP) equipment. In fiscal 2004, 72% of rental and lease revenues was derived from T&M equipment. This percentage has been increasing over the last four years as a result of a steady erosion of DP revenues related to declines in product purchase prices and unit volume. Rental revenues comprised 75% of fiscal 2004 rental and lease revenue, and this percentage also has been increasing over the last four years due to a significant decline in personal computer leasing activity.

A large part of our test and measurement equipment portfolio is rented or leased to Fortune 500 companies in the aerospace, defense, electronics and telecommunications industries. We believe that a large part of our test and measurement equipment is used in research and development activities and that a significant amount of this equipment is used in connection with government- generated projects. We also rent equipment to companies of various sizes representing a cross-section of American industry.

The profitability of our business also depends in significant part on controlling the timing, pricing and mix of purchases and sales of equipment. We seek to acquire new and used equipment at attractive prices which we feel we can make a profit from a combination of renting and/or selling them. At times, we may acquire equipment which we do not intend to rent, because we think it can be more profitably sold. The sale of equipment, either after acquisition or after it has been rented, can comprise a significant portion of revenues and operating profit. To maximize overall profit from the rental, leasing, and sales of equipment, we manage our equipment pool on an on-going basis by analyzing our product strategy for each specific equipment class in light of that equipment’s historical and projected life cycle. In doing so, we must compare our estimate of potential profit from rental with the potential profit from the product’s immediate sale and replacement with new or other equipment. In our analysis, we assume depreciation and impairment of equipment based on historical levels, although historical trends are not necessarily indicative of future trends. Our overall equipment management is complex and our product strategy can change during a product’s lifetime based upon numerous factors, including the U.S. and global economy, interest rates and new product launches. Our strategic equipment decisions are based on the following fundamentals:

•	The acquisition cost for Electro Rent;

•	Our estimates of current and future market demand for rentals;

•	Our estimates of current and future supply of product;

•	The book value of the product after depreciation and other impairment;

•	Our estimates of the effect of interest rates on rental and leasing fees as well as capital financing; and

•	Our estimates of the potential current and future sale prices.

If we are unable to accurately predict market trends, or if demand for the equipment we supply declines, we can be left with large lots of inventory that we are unable to rent or sell for a profit. The Company assesses the carrying value of the equipment pool on a quarterly basis or when factors indicating impairment are present. When the U.S. and global economy began to rebound in fiscal 2004, we saw increased demand for our equipment, and the Company was able to sell equipment that we had previously written down or that was older and more fully depreciated. Due in part to these events, the Company experienced greater than normal gross margins on equipment sales in fiscal 2004. We intend to maintain our equipment management strategy, and, accordingly, we expect that gross margins on sales will return to normal historical levels as older and previously impaired equipment constitute a smaller percentage of sales.

We measure our overall level of profitability with the following metrics:

•	Net income per diluted common share (EPS);

•	Net income as a percentage of average earning assets (AEA); and

•	Net income as a percentage of average tangible equity.

PAGE 6 ELECTRO RENT 2004 ANNUAL REPORT

PROFITABILITY AND KEY BUSINESS TRENDS

In fiscal 2004, we improved profitability with each successive quarter. Lower depreciation and selling, general and administrative expenses, improved gross profit on equipment sales, and higher asset levels on rent led to this improvement.

During fiscal 2004, we focused on core T&M and DP markets. Organic growth has been modest, consistent with the economic environment. As a result, we have supplemented growth with the acquisition of a small disaster recovery business that integrates well with our existing DP business. Focused, prudent growth continues to be a primary goal for fiscal 2005.

Our profitability measurements are presented in the table below for the years ended May 31:

	2004	2003	2002
Net income per diluted share	$0.48	$(0.60)	$0.53
Net income as a percentage of AEA	4.9%	(5.4%)	4.8%
Return on average tangible equity	5.6%	(6.2%)	5.9%

After several years of declines, T&M rental and lease activity steadily increased during fiscal 2004, reflecting the strengthening global economy. However, DP rental and lease demand continued to be weak, and rental and lease rates remained very competitive. The amount of equipment on rent and lease, based on acquisition cost, increased from $129.0 million at May 31, 2003, to $141.7 million at May 31, 2004. The overall utilization rate for the Company’s equipment pool, based on acquisition cost, increased from 54% at May 31, 2003, to 63% at May 31, 2004, reflecting increased T&M demand and the Company’s continued liquidation and write-off of under-performing assets.

We believe that demand for rental electronic equipment should improve as the U.S. economy continues to recover. Also, increased defense spending on advanced weapons and intelligence systems should benefit the Company. While those developments continue to unfold, however, the Company will strive to operate the business efficiently at the prevailing activity levels.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“generally accepted accounting principles”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, management reviews these estimates including those related to asset lives and depreciation methods, impairment of long-lived assets including rental and lease equipment and allowance for doubtful accounts. These estimates are based on management’s historical experience and on various other assumptions believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management believes, however, that the estimates, including those for the above-listed items, are reasonable.

Management believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company’s financial statements:

ASSET LIVES AND DEPRECIATION METHODS: The Company’s primary business involves the purchase and subsequent rental and lease of long-lived electronic equipment. Management has chosen asset lives that it believes correspond to the economic life of the related asset. Management has chosen depreciation methods that it believes match the benefit to the Company from the assets with the associated costs. These judgments have been made based on management’s expertise in each equipment type that the Company carries. If the asset life and depreciation method chosen do not reduce the book value of the asset to at least the potential future cash flows from the asset to the Company, the Company would be required to record a loss on revaluation. Depreciation methods and useful lives are periodically reviewed and revised as deemed appropriate.

ELECTRO RENT 2004 ANNUAL REPORT PAGE 7

IMPAIRMENT OF LONG-LIVED ASSETS: On a quarterly basis, management reviews the carrying value of its rental and lease equipment to determine if the carrying value of the assets may not be recoverable due to current and forecasted economic conditions. This requires management to make estimates related to future cash flows from the assets and to determine whether any deterioration is temporary or permanent. If these estimates or the related assumptions change in the future, management may be required to record additional impairment charges.

ALLOWANCE FOR DOUBTFUL ACCOUNTS: The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of customers to make rental and lease payments. These estimates are primarily based on the amount of time that has lapsed since the related payments were due as well as specific knowledge related to the ability of customers to make the required payments. If the financial condition of the Company’s customers were to deteriorate, additional allowances could be required that would reduce income. Conversely, if the financial condition of the customers were to improve or if legal remedies to collect past due amounts were more successful than expected, the allowance for doubtful accounts may need to be reduced and income would be increased.

FISCAL 2004 COMPARED WITH FISCAL 2003

TOTAL REVENUES: Total revenues for fiscal 2004 decreased $14.7 million, or 13%, to $94.1 million compared to $108.8 million in the prior year. The decline in total revenues was due to a decrease in rental and lease revenue of 13% and a decrease in sales of equipment and other revenues of 15%.

Rental and lease revenues in fiscal 2004 were $70.3 million, a 13% decline from the prior year. This decrease was the result of lower demand in most of the Company’s major market segments, stemming from the global economic slowdown during fiscal 2003 and first half of fiscal 2004, and an excess supply of equipment on the market available for customers to purchase. Additionally, DP rental revenue continued to be negatively impacted by eroding purchase prices of new personal computers and by competition. Included in rental and lease revenues for fiscal 2004 is $1.2 million from the reversal of various accounts receivable credits no longer owed to customers. There was no significant comparable revenue in fiscal 2003.

Sales of equipment and other revenues were $23.8 million in fiscal 2004, a decrease of 15% as compared to fiscal 2003. This decrease reflects lower demand, the Company’s smaller rental and lease equipment pool, and increased utilization. Sales continue to occur routinely as a normal part of the Company’s rental business; however, these sales can fluctuate from quarter to quarter and year to year depending on equipment availability and customer requirements and funding. Gross margin on sales increased from $8.4 million, or 34.9%, in fiscal 2003 to $9.4 million, or 44.4%, in fiscal 2004, due to improvement in equipment market values and increases in sales of equipment that had been previously written down or that was older and more fully depreciated. The Company expects that gross margin on sales will return to more normal levels over the next two years as older and previously impaired equipment become a smaller part of sales.

DEPRECIATION OF RENTAL AND LEASE EQUIPMENT: Depreciation of equipment decreased from $44.7 million in fiscal 2003, to $30.6 million, in fiscal 2004. Depreciation expense was reduced by $14.2 million, or 32%, for fiscal 2004, and depreciation as a percent of rental and lease revenues also decreased from 55% in fiscal 2003 to 43% in fiscal 2004 despite the 13% decline in rental and lease revenues in fiscal 2004. These declines reflect the Company’s previous write-downs and continued liquidation of under-performing assets. The acquisition cost of rental and lease equipment was $239.7 million, $252.7 million and $322.9 million at May 31, 2004, 2003, and 2002, respectively.

COSTS OF REVENUES OTHER THAN DEPRECIATION : Costs of revenues other than depreciation decreased from $17.9 million in fiscal 2003 to $14.2 million in fiscal 2004. Costs of revenues other than depreciation primarily includes the cost of equipment sales, which decreased from 65% of equipment sales in fiscal 2003 to 56% of equipment sales in fiscal 2004. The decrease in this percentage is due to the fact that a larger portion of equipment sold in fiscal 2004 was more fully depreciated, had been previously written down, or resulted from sales of leased equipment to leasing customers, which typically results in higher margins.

PAGE 8 ELECTRO RENT 2004 ANNUAL REPORT

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Selling, general and administrative expenses decreased $5.2 million, or 14% to $32.2 million, in fiscal 2004 as compared to $37.4 million in fiscal 2003. Fiscal 2004 includes a $2.3 million accrual related to the retirement of the Company’s former President. Excluding the one-time charge, SG&A expenses declined by $7.5 million, or 20%, in fiscal 2004 compared to the prior year. Excluding the one-time charge, these expenses as a percentage of total revenues decreased from 34% in fiscal 2003 to 32% in fiscal 2004. The decline in SG&A expenses is the result of continuous reductions in almost all areas of the business, with approximately 60% of the reduction relating to reduced personnel costs.

OPERATING PROFIT: As a result of the changes in revenues and operating expenses discussed above, operating profit was $17.1 million or 20% of total revenues in fiscal 2004 compared to an operating loss of $28.4 million or 22% of total revenues in fiscal 2003. The operating loss in fiscal 2003 included the write-off of goodwill and other intangibles of $37.1 million.

INTEREST INCOME, NET: Net interest income of $1.3 million for fiscal 2004 was 36% lower than the $2.1 million recorded in the prior year, mainly as a result of decreased investments due to the $99.5 million special cash distribution paid to common shareholders on January 14, 2004. In addition, interest rates were lower in the current year.

INCOME TAX PROVISION (BENEFIT): The effective tax rate was 35% for fiscal 2004 as compared to 38% for the prior year. This rate reduction is due to the completion of certain U.S. federal and Canadian provincial tax audits. As a result, the Company reevaluated its accrued liability for income taxes and reduced income tax expense by approximately $666,000 in fiscal 2004.

FISCAL 2003 COMPARED WITH FISCAL 2002

TOTAL REVENUES: Total revenues for fiscal 2003 decreased $39.1 million, or 26%, to $108.8 million compared to $147.9 million in the prior year. The decline in total revenues was due to a decrease in rental and lease revenue of 30% and a decrease in sales of equipment and other revenues of 14%.

Rental and lease revenues in fiscal 2003 were $80.7 million, a 30% decline from the prior year. This decrease was primarily the result of lower demand in the Company’s major market segments stemming from the global economic slowdown. Additionally, DP rental revenue continued to be negatively impacted by declining purchase prices of new personal computers and competition.

Sales of equipment and other revenues were $28.1 million in fiscal 2003, a decrease of 14% as compared to fiscal 2002. This decrease reflects lower demand and a smaller equipment pool, primarily for DP equipment.

DEPRECIATION OF RENTAL AND LEASE EQUIPMENT: Depreciation of equipment decreased from $58.6 million in fiscal 2002 to $44.7 million in fiscal 2003 as a result of our efforts to dispose of equipment coupled with our decision to reduce purchases of new equipment significantly. Although depreciation expense was reduced by $13.9 million, or 24%, for fiscal 2003, depreciation increased to 55% of rental and lease revenues in fiscal 2003 from 51% of rental and lease revenues in fiscal 2002 because the 30% decline in rental and lease revenues in fiscal 2003 was not entirely offset by the Company’s efforts in reducing the equipment pool size.

COSTS OF REVENUES OTHER THAN DEPRECIATION : Costs of revenues other than depreciation decreased from $23.0 million in fiscal 2002 to $17.9 million in fiscal 2003. Costs of revenues other than depreciation primarily includes the cost of equipment sales, which decreased from 70% of equipment sales in fiscal 2002 to 65% of equipment sales in fiscal 2003. This cost ratio decrease reflects the liquidation of older used equipment, which during fiscal 2003 the Company was able to sell at higher prices relative to its book value.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Selling, general and administrative expenses decreased $13.1 million, or 26%, to $37.4 million in fiscal 2003 as compared to $50.5 million in fiscal 2002. These expenses as a percentage of total revenues remained unchanged at 34% for each year. The decline in SG&A expenses is the result of reductions in almost all areas of the business, with approximately 52% of the reduction relating to personnel costs, partly offset by certain restructuring costs described below.

ELECTRO RENT 2004 ANNUAL REPORT PAGE 9

During fiscal 2003, we continued our cost reduction activities to better align expense levels with current revenue levels and reduce spending under the current economic conditions. In particular, we closed our Duluth, Georgia, distribution center during the fourth quarter of fiscal 2003, reducing the total number of Company locations to fourteen, and we had 304 employees at the end of fiscal 2003, compared to 425 at the end of the prior year. As a result of these actions, we recorded restructuring charges of approximately $821,000 during the fourth quarter of fiscal 2003. These charges included approximately $570,000 for the lease liability and approximately $31,000 for property and equipment related to our Duluth facility and severance from employee terminations of approximately $220,000. Approximately $113,000 of the employee severance was paid during fiscal 2003 and the remainder was paid in fiscal 2004. No comparable restructuring charges were recorded during fiscal 2002.

LOSS ON IMPAIRMENT OF GOODWILL AND OTHER INTANGIBLE ASSETS: During fiscal 2003, the Company incurred an expense of $35.7 million as a result of an evaluation done under Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. In accordance with SFAS No. 142, we performed impairment testing for goodwill and other intangible assets during the quarter ended May 31, 2003. Recorded goodwill related primarily to the GE Capital Technology Management Services (“TMS”) acquisition in fiscal 1998, and other intangible assets related to the Genstar Rental Electronics, Inc. acquisition in fiscal 1995. Since we operate in a single business segment as a single business unit, the determination of whether an impairment of goodwill existed was based on a comparison of the fair value of the entire Company to the carrying value of our net assets. In estimating the fair value of the entire Company, we reviewed the average and closing stock prices for our Common Stock, as well as other factors. Because the fair value of the entire Company was determined to be less than the carrying value of our net assets, we were required to record an impairment loss on goodwill of $35.7 million. Additionally, because the Genstar trade name and customer contracts were deemed to no longer have value to the Company, we were required to record an impairment loss on intangible assets of $1.4 million. As a result of these impairment losses recorded in the quarter ended May 31, 2003, the balances for goodwill and intangible assets were reduced to zero. There were no charges for impairment of goodwill and other intangible assets in fiscal 2002.

OPERATING PROFIT (LOSS): As a result of the changes in revenues and operating expenses discussed above, the operating loss before interest and insurance settlement income was $28.4 million or 26% of total revenues in fiscal 2003 compared to operating earnings of $15.7 million or 11% of total revenues in fiscal 2002. The operating loss in fiscal 2003 includes the write-off of goodwill and other intangibles of $37.1 million.

INTEREST INCOME, NET: Net interest income decreased from $2.2 million in fiscal 2002 to $2.1 million in fiscal 2003, despite a substantial increase in cash equivalent investments. This was due to lower prevailing rates of interest in moneymarket instruments.

INCOME FROM INSURANCE SETTLEMENT: On July 22, 2003, the Company received a one-time insurance settlement of $2.0 million related to unrecoverable rental and lease equipment written off in years prior to fiscal 2003. The Company’s claim was settled and the insurance proceeds were recorded as other income in fiscal 2003. There was no comparable income in fiscal 2002.

INCOME TAX (BENEFIT) PROVISION: The Company recorded a tax benefit in fiscal 2003 due to the operating loss discussed above. In addition, at fiscal year-end, the Company re-evaluated its accrued liability relating to state, federal, local and foreign income taxes and reduced income tax expense by approximately $500,000 in the fourth quarter of fiscal 2003. In the prior year, we recorded a $2.0 million reduction in income tax expense related to a similar re-evaluation. As a result, the effective tax benefit rate was 38% in fiscal 2003, as compared to a 27% tax provision rate in fiscal 2002.

LIQUIDITY AND CAPITAL RESOURCES

Historically, the Company’s primary capital requirements have been purchases of rental and lease equipment and debt service. The Company generally purchases equipment throughout each year to replace equipment that has been sold, and to maintain adequate levels of rental equipment to meet existing and new customer demands. However, the rental and leasing market for personal computers and T&M equipment declined over the last four years, and, accordingly, the Company’s equipment purchases declined in fiscal 2001, 2002, and 2003. During fiscal 2004 the Company experienced a modest increase in overall rental activity,

PAGE 10 ELECTRO RENT 2004 ANNUAL REPORT

although rental rates continue to be depressed. To support some areas of potential growth for both T&M and DP equipment, and to keep the Company’s equipment pool technologically up-to-date, the Company increased purchases of equipment in fiscal 2004 over the previous year. The Company has had no bank borrowings since the third quarter of fiscal 2001.

On January 14, 2004, the Company paid a special distribution of $4.00 per outstanding common share, which totaled $99.5 million. Following this distribution, cash and cash equivalents are likely to continue to accumulate, unless the recent increased level of equipment purchases is sustained or the Company decides to buy back additional shares of its common stock, pay another special distribution, pay dividends, finance another acquisition, or pursue other opportunities. The Company has invested its growing cash balance in U.S. government money market funds and other instruments with maturities of less than 90 days.

During fiscal year 2001, the Company’s Board of Directors authorized management to implement a limited stock repurchase program in the amount of 1,500,000 shares. As of May 31, 2004, the Company had bought back and retired 318,000 common shares for $3.0 million, or $9.37 per share. The only shares repurchased since fiscal 2001 have been in connection with the stock-for-stock exercise of employee options. Shares acquired are retired.

Electro Rent’s rental and lease equipment portfolio totaled $239.7 million, at acquisition cost, at May 31, 2004, decreasing $12.9 million from last year. During the three years ended May 31, 2004, the Company made payments for equipment purchases totaling $120.6 million, while recording a net decrease in its equipment portfolio at acquisition cost of $149.7 million resulting from the liquidation of used equipment. The Company has three principal sources of liquidity: cash flows provided by its operating activities, proceeds from the sale of equipment from its portfolio, and external funds that historically have been provided by bank borrowings.

During fiscal 2004 and 2003 net cash provided by operating activities was $42.0 million and $49.1 million, respectively. The decrease in fiscal 2004 results primarily from the decline in revenues and operating margins before depreciation and amortization expense, and changes in operating assets and liabilities.

During fiscal 2004 net cash used in investing activities was $64.8 million, compared to $13.6 million in the prior year. This increase is mostly attributable to the purchase of marketable securities and increased payments for the purchase of rental and lease equipment.

During fiscal 2003 net cash flows provided by financing activities were $0.2 million compared to $99.0 million used in financing activities for fiscal 2004. This change primarily reflects the payment of the special distribution in fiscal 2004 discussed above.

As the following table illustrates, cash flows from operating activities and proceeds from the sale of equipment have been more than sufficient to fund the Company’s operations during the last three years.

				Three Years Ended
(in thousands)	2002	2003	2004	May 31, 2004
Cash flows from operating activities(1)	$76,411	$49,148	$42,021	$167,580
Proceeds from sale of equipment	27,913	24,005	21,093	73,011

Total	$104,324	$73,153	$63,114	$240,591
Payments for equipment purchases	$(51,159)	$(26,653)	$(42,815)	$(120,627)
Net decrease in equipment portfolio at acquisition cost	$(66,549)	$(70,186)	$(12,929)	$(149,664)

(1)	For the components of cash flows from operating activities, see the Consolidated Statements of Cash Flows.

As indicated by the table, cash flows from operating activities and proceeds from sale of equipment provided 199% of the funds required for equipment purchased during the three-year period ended May 31, 2004. Rental and lease revenues have been significantly supplemented as a source of cash flow by proceeds from the sale of equipment from Electro Rent’s portfolio. Management believes that cash and cash equivalents, cash flows from operating activities, proceeds from the sale of equipment and its borrowing capacity (see Note 4 of Notes to Consolidated Financial Statements) will be sufficient to fund the Company’s operations for at least the next twelve months.

ELECTRO RENT 2004 ANNUAL REPORT PAGE 11

The Company has a $10.0 million revolving line of credit with a bank, subject to certain restrictions, to meet equipment acquisition needs as well as working capital and general corporate requirements. The Company had no borrowings outstanding at May 31, 2004.

The Company leases certain facilities under various operating leases. Most of the lease agreements provide the Company with the option of renewing its lease at the end of the initial lease term, at the fair rental value, for periods of up to five years. In most cases, management expects that in the normal course of business facility leases will be renewed or replaced by other leases.

Inflation generally has favorably influenced the Company’s results of operations by enhancing the sale prices of its used equipment. However, lower inflation rates and the continued availability of newer, less expensive equipment with similar or better specifications could result, over a period of several years, in lower relative sale prices for used electronic equipment. If this should occur, the Company’s margins and earnings will be reduced. Prices of new and used electronic test equipment have not consistently followed the overall inflation rate. Prices of new and used personal computers and servers have consistently declined for the past three years. Because management is unable to predict the advances in technology and the rate of inflation for the next several years, it is not possible to estimate the impact of these factors on the Company’s margins and earnings.

CONTRACTUAL OBLIGATIONS

The table below presents the amount of payments due under the Company’s contractual obligations. The table reflects expected payments due as of May 31, 2004 and does not reflect changes that could arise after that time.

	Payments due by period
		Less			More
		than 1	1-3	3-5	than 5
Contractual Obligations (in thousands)	Total	year	years	years	years
Facility lease payments, not including property taxes and insurance	$1,234	$960	$274	$—	$—

Total	$1,234	$960	$274	$—	$—

PAGE 12 ELECTRO RENT 2004 ANNUAL REPORT

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT INTEREST RATES AND CURRENCY RATES

The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates, however, the Company believes those risks to be not material in relation to our operations. We do not have any derivative financial instruments.

As of May 31, 2004 and 2003, cash and cash equivalents included money market securities and the Company had investments in marketable securities. Due to the short-term duration of our investment portfolio, an immediate 10% change in interest rates would not have a material effect on the fair market value of our portfolio, therefore, the Company would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our securities portfolio.

The Company is also subject to risks associated with foreign currency rate fluctuations to the extent of financing arrangements for rented and leased equipment denominated in Canadian dollars or euros. The Company has determined that hedging of these assets is not cost effective and instead attempts to minimize its risks due to currency and exchange rate fluctuations through working capital management. The Company does not believe that any foreseeable change in currency rates would materially or adversely affect its financial position or results of operations.

PAGE 14 ELECTRO RENT 2004 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF INCOME

Year Ended May 31,

(in thousands, except per share information)	2004	2003	2002
REVENUES:
Rentals and leases	$70,268	$80,667	$115,310
Sales of equipment and other revenues	23,842	28,129	32,554

Total revenues	94,110	108,796	147,864

OPERATING EXPENSES:
Depreciation of rental and lease equipment	30,559	44,733	58,639
Costs of revenues other than depreciation of rental and lease equipment	14,219	17,930	23,039
Selling, general and administrative expenses	32,207	37,399	50,492
Loss on impairment of goodwill	—	35,703	—
Loss on impairment of intangibles	—	1,432	—

Total operating expenses	76,985	137,197	132,170

Operating profit (loss)	17,125	(28,401)	15,694
Interest income, net	1,335	2,091	2,232
Income from insurance settlement	—	2,000	—

Income (loss) before income taxes	18,460	(24,310)	17,926
Income tax provision (benefit)	6,476	(9,324)	4,804

Net income (loss)	$11,984	$(14,986)	$13,122

Earnings (loss) per share:
Basic	$0.48	$(0.60)	$0.53
Diluted	$0.48	$(0.60)	$0.53
Shares used in per share calculation:
Basic	24,860	24,810	24,602
Diluted	25,034	24,810	24,837

The accompanying notes are an integral part of these Consolidated Financial Statements.

ELECTRO RENT 2004 ANNUAL REPORT PAGE 15

CONSOLIDATED BALANCE SHEETS

As of May 31,

(in thousands, except share information)	2004	2003
		(As restated)

ASSETS
Cash and cash equivalents	$29,692	$151,448
Marketable securities	52,475	10,000
Accounts receivable, net of allowance for doubtful accounts of $1,157 and $1,106	8,095	6,874
Rental and lease equipment, net of accumulated depreciation of $143,403 and $165,334	96,346	87,344
Other property, net of accumulated depreciation and amortization of $11,547 and $10,997	16,084	16,409
Other	3,675	5,025

	$206,367	$277,100

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Accounts payable	$16,560	$6,332
Accrued expenses	11,000	11,742
Deferred revenue	2,197	1,833
Deferred tax liability	7,994	3,179

Total liabilities	37,751	23,086

Commitments and contingencies (Note 10)
Shareholders’ equity:
Preferred stock, $1 par — shares authorized 1,000,000; none issued
Common stock, no par — shares authorized 40,000,000; issued and outstanding 2004 - 24,897,539; 2003 - 24,821,015	19,502	16,023
Retained earnings	149,114	237,991

Total shareholders’ equity	168,616	254,014

	$206,367	$277,100

The accompanying notes are an integral part of these Consolidated Financial Statements.

PAGE 16 ELECTRO RENT 2004 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Three years ended May 31, 2004	Common Stock
	Number		Retained
(in thousands)	of Shares	Amount	Earnings
Balance, June 1, 2001, as previously reported	24,503	$11,782	$238,404
Prior period adjustment (Note 17)	—	—	1,506

Balance, June 1, 2001, as restated	24,503	11,782	239,910
Exercise of stock options, net	276	1,467	—
Repurchase of common stock	(4)	(3)	(55)
Net income for the year ended May 31, 2002	—	—	13,122

Balance, May 31, 2002, as restated	24,775	13,246	252,977
Exercise of stock options, net	46	242	—
Tax benefit for stock options exercised	—	2,535	—
Net loss for the year ended May 31, 2003	—	—	(14,986)

Balance, May 31, 2003, as restated	24,821	16,023	237,991
Exercise of stock options, net	185	1,978	—
Tax benefit for stock options exercised	—	1,599	—
Repurchase of common stock	(108)	(98)	(1,346)
Special distribution	—	—	(99,515)
Net income for the year ended May 31, 2004	—	—	11,984

Balance, May 31, 2004	24,898	$19,502	$149,114

The accompanying notes are an integral part of these Consolidated Financial Statements.

ELECTRO RENT 2004 ANNUAL REPORT PAGE 17

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended May 31,
(in thousands)	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$11,984	$(14,986)	$13,122
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	31,483	46,279	60,781
Loss on impairment of goodwill	—	35,703	—
Loss on impairment of intangibles	—	1,432	—
Provision for losses on accounts receivable	645	605	2,930
Gain on sale of rental and lease equipment	(9,379)	(8,386)	(8,294)
Deferred tax liability	4,815	(12,638)	(1,126)
Changes in operating assets and liabilities:
Accounts receivable	(1,866)	4,544	8,856
Other assets	1,350	(1,129)	(122)
Accounts payable	1,768	(470)	448
Accrued expenses	857	(923)	(2,900)
Deferred revenue	364	(883)	2,716

Net cash provided by operating activities	42,021	49,148	76,411

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of rental and lease equipment	21,093	24,005	27,913
Payments for purchase of rental and lease equipment	(42,815)	(26,653)	(51,159)
Purchases of marketable securities	(42,475)	(10,000)	—
Payments for purchase of other property	(599)	(917)	(87)

Net cash used in investing activities	(64,796)	(13,565)	(23,333)

CASH FLOWS FROM FINANCING ACTIVITIES:
Special distribution	(99,515)	—	—
Proceeds from issuance of common stock	534	242	1,409

Net cash (used in) provided by financing activities	(98,981)	242	1,409

Net (decrease) increase in cash and cash equivalents	(121,756)	35,825	54,487
Cash and cash equivalents at beginning of year	151,448	115,623	61,136

Cash and cash equivalents at end of year	$29,692	$151,448	$115,623

The accompanying notes are an integral part of these Consolidated Financial Statements.

PAGE 18 ELECTRO RENT 2004 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended May 31, 2004, 2003, and 2002
(U.S. dollar amounts in thousands, except per share amounts)

NOTE ONE: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS AND ORGANIZATION : Electro Rent Corporation primarily engages in the short-term rental and the lease of state-of-the-art electronic equipment. The Company maintains an equipment portfolio composed primarily of general purpose test and measurement instruments (T&M) and personal computers and servers (DP) purchased from leading manufacturers. Another aspect of the Company’s business is the sale of equipment after its utilization for rental or lease. The Company’s wholly owned subsidiaries, Genstar Rental Electronics, Inc., and ER International, Inc., act as the Company’s agents in Canada and Europe, respectively, for all of these business activities.

The Company’s customers are primarily located in the United States and operate in various industry segments including aerospace and defense, telecommunications, consulting and computer technology. During fiscal 2004, 2003, and 2002 no customer accounted for more than 10% of total revenues.

BASIS OF PRESENTATION : The consolidated financial statements include Electro Rent Corporation and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated. Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

USE OF ESTIMATES : The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosures of contingent assets and liabilities as of the date of these financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, management reviews these estimates including those related to asset lives and depreciation methods, impairment of long-lived assets including rental and lease equipment and intangibles, allowance for doubtful accounts, and contingencies and litigation. These estimates are based on management’s historical experience and on various other assumptions believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management believes, however, that the estimates, including those for the above-listed items, are reasonable.

REVENUE RECOGNITION: Rental and lease revenues are recognized on the accrual basis of accounting. Rentals and leases are billed to customers in advance, and unearned billings are recorded as deferred revenue. Other revenues consist of billings to customers for equipment sales, delivery, or repairs, which are recognized in the period in which the respective equipment is shipped and risk of loss is passed to the customer or the services are performed. Interest income on cash equivalents and marketable securities is recognized in the period earned.

RENTAL AND LEASE EQUIPMENT AND OTHER PROPERTY: Assets are generally stated at cost, less accumulated depreciation. Upon retirement or disposal of assets, the cost and the related allowance for depreciation are eliminated from the accounts and any gain or loss is recognized. Depreciation of rental and lease equipment and other property is computed using the straight-line and sum-of-the-years’-digits methods over the estimated useful lives of the respective equipment. Generally, new rental and lease equipment is depreciated over three to seven years, and used equipment over two to six years, depending on the type of equipment. Depreciation methods and useful lives are periodically reviewed and revised, as deemed appropriate. Normal maintenance and repairs are expensed as incurred. Rental and lease equipment at net book value comprised $85,663 of T&M equipment and $10,683 of DP equipment at May 31, 2004, and $75,314 of T&M equipment and $12,030 of DP equipment at May 31, 2003.

INCOME TAXES : The Company recognizes a liability or asset for the deferred tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. These temporary differences will result in taxable or deductible amounts in future years when reported amounts of the assets or liabilities are recovered or settled. The deferred tax assets are periodically reviewed for recoverability.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying amount of cash and cash equivalents, accounts receivable and accounts payable approximates fair value due to the short maturity of these instruments. Cash and short-term investments with original maturities of 90 days or less are considered to be cash equivalents.

ELECTRO RENT 2004 ANNUAL REPORT PAGE 19

IMPAIRMENT OF ASSETS: The carrying value of equipment held for rental and lease is assessed quarterly or when factors indicating impairment are present. The Company recognizes impairment losses on equipment held for rental and lease when the expected future undiscounted cash flows are less than the asset’s carrying value, in which case the asset is written down to its estimated fair value.

GOODWILL AND INTANGIBLES : Until May 31, 2001, goodwill was amortized over a period of 40 years and intangibles were amortized on a straight-line basis over their estimated useful lives, to a residual of zero. On June 1, 2001, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets”, which provides that intangible assets with finite useful lives be amortized over that life and that goodwill and intangible assets with indefinite lives not be amortized, but will be tested at least annually for impairment. As a result of our impairment reviews of goodwill and other intangible assets in fiscal 2003, we wrote off $35,703 of goodwill and $1,432 of intangible assets in fiscal 2003. (See Note 3.)

MARKETABLE SECURITIES: The Company considers its marketable securities available-for-sale as defined in SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and, accordingly, they are carried at fair value. Realized gains and losses and declines in value considered to be other than temporary are included in income in the year they occur. The cost of securities sold is based on the specific identification method. There were no significant realized or unrealized gains or losses, nor any significant differences between estimated fair values, based on quoted market prices, and the costs of securities in the investment portfolio as of May 31, 2004. The Company’s marketable securities consist of auction rate securities, which carry interest or dividend rates that reset every 49 days or less but have original contractual maturities of greater than one year.

ALLOWANCE FOR DOUBTFUL ACCOUNTS: The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of customers to make rental and lease payments. These estimates are primarily based on the amount of time that has lapsed since the related payments were due as well as specific knowledge related to the ability of customers to make the required payments. If the financial condition of the Company’s customers were to deteriorate, additional allowances could be required that would reduce income. Conversely, if the financial condition of the customers were to improve or if legal remedies to collect past due amounts were more successful than expected, the allowance for doubtful accounts may need to be reduced and income would be increased.

CONCENTRATION OF CREDIT RISK: Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash equivalents, marketable securities and trade accounts receivable. The Company invests excess cash primarily in money market funds of major financial institutions and auction rate securities of rated or investment grade corporate issuers. Excess cash of $17.5 million was invested in eight large U.S. Government money market funds, $5.0 million was invested in a large municipal money market fund, and $52.5 million was invested in auction rate securities as of May 31, 2004. The Company believes it is not exposed to any significant financial risk on cash. For trade accounts receivable, the Company sells primarily on 30-day terms, performs credit evaluation procedures on each customer’s individual transactions and requires security deposits or personal guarantees from its customers when significant credit risks are identified. Typically, most customers are large, established firms. An adequate allowance for potential credit losses is maintained.

The Company purchases rental and lease equipment from numerous vendors. During fiscal 2004, 2003, and 2002, Agilent Technologies, Inc. accounted for approximately 54%, 43% and 36%, respectively, and Tektronics, Inc. accounted for approximately 17%, 15% and 13%, respectively, of such purchases. No other vendor accounted for more than 10% of such purchases.

FOREIGN CURRENCY: All assets and liabilities of the Company’s wholly-owned foreign subsidiaries are translated from their functional currency to U.S. dollars at year-end exchange rates. Revenues and expenses are translated from functional currencies to U.S. dollars using an average exchange rate for the year. The Company’s foreign subsidiaries have insignificant assets, liabilities, revenues and expenses. The Canadian dollar is the only foreign functional currency, and it has been very stable in relation to the U.S. dollar. Historically, translation gains and losses have not been significant.

Foreign currency transaction gains and losses are included in the determination of net income. Included in consolidated net income are net foreign currency transaction gains (losses) of $(13), $12, and $20 realized during fiscal 2004, 2003, and 2002, respectively.

PAGE 20 ELECTRO RENT 2004 ANNUAL REPORT

NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE: Basic earnings per share (“EPS”) is computed as net income divided by the weighted average number of shares of common stock outstanding for the reported year, excluding the dilutive effects of stock options and other potentially dilutive securities. Diluted EPS is computed as net income divided by the weighted average number of shares outstanding of common stock and common stock equivalents for the reported year. Common stock equivalents result from the dilutive stock options computed using the treasury stock method.

CASH FLOW: Supplemental disclosures of cash paid during the year for:

	2004	2003	2002
Interest	$20	$10	$9
Income taxes	1,610	3,962	4,666

Supplemental disclosure of non-cash investing and financing activities: The Company acquired equipment of $14,703, $6,243, and $6,626, at May 31, 2004, 2003, and 2002, respectively, which was paid for during the subsequent year. The Company recorded a tax benefit of $1,599 and $2,535 in fiscal 2004 and 2003, respectively, for employee stock options exercised which increased common stock. Additionally, the Company increased shareholders’ equity by $1,444 and $58 in fiscal 2004 and 2002, respectively, as a result of stock-for-stock exercises of stock options which are not included on the statement of cash flows.

STOCK-BASED COMPENSATION : The Company applies the intrinsic-value-based method prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” in accounting for employee stock options. Accordingly, compensation expense is recognized only when options are granted with a discounted exercise price. Any such compensation expense is recognized ratably over the associated service period, which is generally the option vesting term. Under APB Opinion No. 25, no compensation expense was recognized for fiscal 2004, 2003 or 2002.

The Company’s net earnings (loss) and earnings (loss) per share would have been adjusted to the pro forma amounts shown below if compensation cost had been determined based on the fair value at the grant dates in accordance with SFAS No. 123 (as amended by SFAS No. 148), “Accounting for Stock-Based Compensation.”

	2004	2003	2002
Net income (loss), as reported	$11,984	$(14,986)	$13,122
Less: compensation cost determined under the fair value method, net of tax	1,000	931	541

Pro forma net income (loss)	$10,984	$(15,917)	$12,581

Basic earnings (loss) per share:
As reported	$0.48	$(0.60)	$0.53
Pro forma	0.44	(0.64)	0.51
Diluted earnings (loss) per share:
As reported	0.48	(0.60)	0.53
Pro forma	0.44	(0.64)	0.51

The fair value of these options was estimated at grant date using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2004	2003	2002
Average risk-free interest rate	3.0%	3.8%	4.8%
Expected dividend yield	0	0	0
Expected volatility	46.0	45.5	44.1
Expected life	5.0	4.8	4.2

ELECTRO RENT 2004 ANNUAL REPORT PAGE 21

The weighted average fair value per option granted was $5.36 in 2004, $4.93 in 2003 and $6.81 in 2002.

NOTE TWO: RESTRUCTURING CHARGE

Due to the prolonged downturn in our industry, in May 2003 the Company restructured its business as part of its continuing program to create efficiencies within our operations. The Company recorded restructuring charges of $821 in selling, general and administrative expenses, which included the following:

Reducing the Company’s workforce by 27 employees, mainly in the Duluth, Georgia, warehouse and sales office, resulting in a severance charge of approximately $220. Approximately $113 was paid in May 2003, and the remainder was paid in fiscal 2004.

Closing of the Duluth, Georgia, warehouse. Property and equipment that was disposed of or removed from operations resulted in a charge of $31 and consisted primarily of leasehold improvements, equipment and furniture and fixtures. In addition, the Company incurred a charge of $570 associated with the lease related to the closed facility, which represents the fair value of the liability determined based on the remaining lease rentals, reduced by estimated sublease rentals. Amounts accrued (net of estimated sublease proceeds) related to the facility closure will be paid over the remaining lease term through May 2005.

	Remaining		Remaining
	Liability		Liability
	Balances		Balances
	as of	Cash	as of
	May 31, 2003	Payments	May 31, 2004
Severance	$107	$(107)	$—
Lease commitments	570	(309)	261

	$677	$(416)	$261

NOTE THREE: GOODWILL AND OTHER INTANGIBLE ASSETS

In July 2001, the FASB issued SFAS No. 141, “Business Combinations.” SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. SFAS No. 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those that are required to be included in goodwill. The Company adopted SFAS No. 141 in the first quarter of fiscal 2002. Adoption of SFAS No. 141 did not have a significant impact on the Company’s financial position or results of operations.

In July 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization and the testing for impairment of goodwill at least annually. The Company adopted SFAS No. 142 in the first quarter of fiscal 2002. The impact of SFAS No. 142 on the Company’s financial position and results of operations was primarily the elimination of annual goodwill amortization of $1,400.

In accordance with SFAS No. 142, the Company performed impairment testing for goodwill and other intangible assets during the quarter ended May 31, 2003. Recorded goodwill related primarily to the GE Capital Technology Management Services (“TMS”) acquisition in fiscal 1998, and other intangible assets related to the Genstar Rental Electronics, Inc. acquisition in fiscal 1995. Since the Company operates in a single business segment as a single business unit, the determination of whether an impairment of goodwill existed was based on a comparison of the fair value of the entire Company to the carrying value of our net assets. In estimating the fair value of the entire Company, the Company’s management reviewed the average and closing stock prices for our Common Stock, as well as other factors. Because the fair value of the entire Company was determined to be less than the carrying value of our net assets, the Company was required to record an impairment loss on goodwill of $35.7 million. Additionally, because the Genstar trade name and customer contracts were deemed to no longer have value to the Company, we were required to record an impairment loss on intangible assets of $1.4 million. As a result of these impairment losses recorded in the quarter

PAGE 22 ELECTRO RENT 2004 ANNUAL REPORT

ended May 31, 2003, the balances for goodwill and intangible assets were reduced to zero. There were no charges for impairment of goodwill and other intangible assets in fiscal 2004 or fiscal 2002. Goodwill and other intangible assets are insignificant at May 31, 2004.

Aggregate amortization expense on intangible assets, prior to their write-off, was approximately $130 for the years ended May 31, 2003 and 2002.

NOTE FOUR: BORROWINGS

On November 27, 2003, the Company renewed its 364-day agreement with a bank to provide a revolving line of credit for $10,000, subject to certain restrictions, to meet potential equipment acquisition needs as well as working capital and general corporate requirements. The interest rate on the line of credit is based on the prime rate or LIBOR, and the Company had no borrowings outstanding during the fiscal years ended May 31, 2004, 2003 or 2002.

NOTE FIVE: INCOME TAXES

The provision (benefit) for income taxes consists of the following for the fiscal years ended May 31:

	2004	2003	2002
Current
Federal	$1,451	$2,911	$4,939
State	210	402	991
Deferred
Federal	4,206	(11,104)	(985)
State	609	(1,533)	(141)

	$6,476	$(9,324)	$4,804

A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows for the fiscal years ended May 31:

	2004	2003	2002
Statutory federal rate	34.0%	(35.0%)	35.0%
State taxes, net of federal benefit	4.9	(4.7)	5.0
Change in tax estimates resulting from completion of
US Federal and Canadian provincial audits	(3.6)	(2.1)	(11.2)
Non-deductible portion of impairment loss	—	5.2	—
Other — net	(0.3)	(1.8)	(2.0)

Effective tax rate	35.0%	(38.4%)	26.8%

ELECTRO RENT 2004 ANNUAL REPORT PAGE 23

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liabilities at May 31, 2004 and 2003 are as follows:

	2004	2003
Deferred tax assets:
Goodwill and intangible assets	$7,433	$8,306
Allowance for doubtful accounts	448	428
Net operating loss carry forwards	265	386
Deferred compensation and benefits	985	962
Other	801	137

	9,932	10,219

Deferred tax liabilities:
Accumulated depreciation and amortization	(17,926)	(13,398)

Net deferred tax liabilities	$(7,994)	$(3,179)

Net operating loss carry forwards for federal income tax reporting purposes approximate $778 at May 31, 2004 and are available for use against taxable income through 2006. The utilization of operating loss carry forwards is limited to $356 per year for federal income tax reporting purposes.

NOTE SIX: FINANCED LEASE RECEIVABLES

The Company has certain customer leases providing bargain purchase options, which are accounted for as sales-type leases. Interest income is recognized over the life of the lease using the effective interest method. The minimum lease payments receivable and the net investment included in other assets for such leases are as follows at May 31:

	2004	2003
Gross minimum lease payments receivable	$894	$671
Less — unearned interest	(53)	(39)

Net investment in sales-type lease receivables	$841	$632

NOTE SEVEN: COMPUTATION OF EARNINGS PER SHARE

Following is a reconciliation of the denominator used in the computation of basic and diluted EPS:

	2004	2003	2002
Denominator:
Denominator for basic earnings per share — weighted
average common shares outstanding	24,860	24,810	24,602
Effect of dilutive securities — options	174	—	235

	25,034	24,810	24,837

Net income (loss)	$11,984	$(14,986)	$13,122
Earnings (loss) per share:
Basic	$0.48	$(0.60)	$0.53
Diluted	$0.48	$(0.60)	$0.53

PAGE 24 ELECTRO RENT 2004 ANNUAL REPORT

Certain options to purchase the Company’s common stock were not included in the computation of diluted earnings per share because to do so would have been antidilutive. The quantity of such options is 52,306, 1,131,408, and 654,823 at May 31, 2004, 2003, and 2002, respectively.

NOTE EIGHT: RENTALS UNDER NONCANCELLABLE OPERATING LEASES

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of customers to make rental and lease payments. These estimates are primarily based on the amount of time that has lapsed since the related payments were due as well as specific knowledge related to the ability of customers to make the required payments. If the financial condition of the Company’s customers were to deteriorate, additional allowances could be required that would reduce income. Conversely, if the financial condition of the customers were to improve or if legal remedies to collect past due amounts were more successful than expected, the allowance for doubtful accounts may need to be reduced and income would be increased. A roll-forward of the allowance is as follows at May 31:

	2004	2003	2002
Beginning of year	$1,106	$2,461	$1,840
Provision for doubtful accounts	645	605	2,930
Write-offs	(594)	(1,960)	(2,309)

End of year	$1,157	$1,106	$2,461

The Company rents equipment on a short-term basis and leases equipment for periods greater than 12 months. Such leases provide the lessee with the option of renewing the agreement for periods of up to twelve months or purchasing the equipment at fair market value at the end of the initial or renewal term. The Company’s cost of equipment under operating leases at May 31, 2004, with remaining noncancellable lease terms of more than one year, is $16,133 before accumulated depreciation of $7,796, and the net book value is $8,337.

A schedule of minimum future rentals to be received on noncancellable operating leases with remaining lease terms of more than one year as of May 31, 2004 is as follows:

2005	$7,460
2006	4,697
2007	1,148
2008 (no lease terms extend beyond 2008)	13

$13,318

NOTE NINE: OTHER PROPERTY

Other property, at cost, consists of the following at May 31:

	2004	2003
Land	$6,985	$6,985
Buildings	14,005	13,781
Furniture and other equipment	6,420	6,259
Leasehold improvements	221	381

	27,631	27,406
Less — accumulated depreciation and amortization	(11,547)	(10,997)

	$16,084	$16,409

ELECTRO RENT 2004 ANNUAL REPORT PAGE 25

NOTE TEN: COMMITMENTS AND CONTINGENCIES

The Company leases certain facilities under various operating leases. Most of the lease agreements provide the Company with the option of renewing its lease at the end of the initial lease term, at the fair rental value, for periods of up to five years. In most cases, management expects that in the normal course of business facility leases will be renewed or replaced by other leases.

Minimum payments under these leases, exclusive of property taxes and insurance, are as follows:

2005	$960
2006	172
2007 (no lease terms extend beyond 2007)	102

$1,234

Rent expense was $1,194, $2,643, $2,698 in fiscal 2004, 2003, and 2002, respectively.

The Company is subject to legal proceedings and business disputes involving ordinary and routine claims. The ultimate legal and financial liability with respect to such matters cannot be estimated with certainty and requires the use of estimates in recording liabilities for potential litigation settlements. Estimates for losses from litigation are made after consultation with outside counsel. If estimates of potential losses increase or the related facts and circumstances change in the future, the Company may be required to record either more or less litigation expense. It is management’s opinion that none of the open matters at May 31, 2004 will have a material adverse effect on the Company’s financial condition or results of operations.

NOTE ELEVEN: STOCK OPTION PLANS

The Company has Stock Option Plans (the “Plans”) that authorize the Board of Directors to grant options for 4,030,420 shares of the Company’s common stock, of which 1,211,914 shares were available for future grants at May 31, 2004. The Plans provide for both incentive stock options, which may be granted only to employees, and non-statutory stock options, which may be granted to directors and consultants who are not employees. Pursuant to the Plans, options have been granted to directors, officers and key employees at prices not less than 100% of the fair market value on the day of grant. Options are exercisable at various dates over a five-year or ten-year period from the date of grant. The Plans provide for a variety of vesting dates with the majority of the options vesting at a rate of one-third per year over a period of three years or one-fourth per year over a period of four years from the date of grant. All outstanding options expire at dates ranging from June 2005 to July 2010.

On January 14, 2004 the Company paid a $99.5 million special distribution to shareholders. As a result, the Board approved an adjustment to the exercise price of all of our outstanding options to take effect on the close of business on January 14, 2004. Consequently, 964,315 stock options with an average exercise price of $11.95 were adjusted to 1,327,237 stock options with an average exercise price of $8.48. In accordance with FIN 44, “Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25,” there was no accounting consequence due to the changes made to the exercise price or the number of shares other than future potential dilution to shareholders because the aggregate intrinsic value of each award immediately after the change was not greater than the aggregate intrinsic value of the award immediately before the change and the ratio of the exercise price per share to the market value per share was not reduced.

PAGE 26 ELECTRO RENT 2004 ANNUAL REPORT

The following table summarizes certain information relative to options for common stock.

		2004		2003		2002
		Weighted		Weighted		Weighted
		Average		Average		Average
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price
Options outstanding, beginning of year	1,167,005	$11.82	783,269	$12.15	1,068,794	$10.35
1/14/04 pre-adjustment options	(964,315)	11.95	—	—	—	—
1/14/04 post-adjustment options	1,327,237	8.48	—	—	—	—
Granted at market price	14,256	7.42	528,704	11.27	7,574	16.44
Exercised	(185,097)	10.84	(46,281)	5.22	(276,361)	5.31
Cancelled	(83,858)	11.94	(98,687)	14.61	(16,738)	12.13

Options outstanding, end of year	1,275,228	$8.47	1,167,005	$11.82	783,269	$12.15

Options exercisable at end of year	834,038	$8.58	580,055	$12.34	667,429	$12.25

The following summarizes information regarding stock options outstanding at May 31, 2004:

	Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	Life	Price	Exercisable	Price
$1.89 – $8.22	203,123	1.9	$5.79	194,179	$5.74
$8.23 – $8.40	561,308	3.1	8.22	180,800	8.22
$8.41 – $14.72	510,797	4.1	9.82	459,059	9.93

	1,275,228	3.3	$8.47	834,038	$8.58

NOTE TWELVE: SAVINGS PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN

The Company maintains a Savings Plan (401(k)) and a frozen Employee Stock Ownership Plan (ESOP). Employees become eligible to participate in the 401(k) after one year of employment. The Company has the option to match contributions of participants at a rate management determines each year. For participants with three or more years of service, the Company also may elect to make additional discretionary matching contributions in excess of the rate elected for participants with less than three years of service.

The Board of Directors determines the amount to be contributed annually to the 401(k) in cash, provided that such contributions shall not exceed the amount deductible for federal income tax purposes. Cash contributions to the 401(k) of $281, $335, and $441 were made for 2004, 2003, and 2002, respectively.

The ESOP was established in 1975 and was frozen in 1994, at which time all participants became fully vested. Contributions to the ESOP were invested primarily in stock of the Company. The ESOP held 78,238 shares of the Company’s stock and cash of $315 at May 31, 2004.

NOTE THIRTEEN: INSURANCE SETTLEMENT

On July 22, 2003, the Company received a one-time insurance settlement of $2,000 related to unrecoverable rental and lease equipment written off in years prior to fiscal 2003. The insurance proceeds were accrued as other income for the fiscal year ended May 31, 2003.

ELECTRO RENT 2004 ANNUAL REPORT PAGE 27

NOTE FOURTEEN: SUBSEQUENT EVENT

On June 12, 2004, when all contingencies expired, the Company recognized as other income $1,758 related to funds received from a class action lawsuit. The Company, as a purchaser of certain products under warranty, participated as a member of the plaintiff class.

NOTE FIFTEEN: SEGMENT REPORTING

SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information,” establishes annual and interim reporting standards for an enterprise’s operating segments and related disclosures about its products, services, geographic areas and major customers. Under SFAS No. 131, the Company’s operations are treated as one operating segment.

Although the Company has only one reportable segment, it has two groups of similar products: test and measurement (T&M) and computer-related (DP) equipment. The Company’s equipment pool, based on acquisition cost, comprised $193,029 of T&M equipment and $46,720 of DP equipment at May 31, 2004, and $194,433 of T&M equipment and $58,245 of DP equipment at May 31, 2003.

Revenues for these product groups were as follows for the fiscal year ended May 31:

	T&M	DP	Total
2004
Rentals and leases	$50,461	$19,807	$70,268
Sales of equipment and other Revenues	21,608	2,234	23,842

	$72,069	$22,041	$94,110

2003
Rentals and leases	$52,990	$27,677	$80,667
Sales of equipment and other Revenues	22,736	5,393	28,129

	$75,726	$33,070	$108,796

2002
Rentals and leases	$71,546	$43,764	$115,310
Sales of equipment and other Revenues	23,954	8,600	32,554

	$95,500	$52,364	$147,864

No single customer accounted for more than 10% of total revenues during fiscal 2004, 2003, and 2002. In addition, total foreign country customers and operations accounted for less than 10% of the Company’s revenues and long-lived assets for the same periods.

PAGE 28 ELECTRO RENT 2004 ANNUAL REPORT

NOTE SIXTEEN: QUARTERLY INFORMATION (UNAUDITED)

Quarterly information is as follows:

	Total	Income (loss)		Net		Earnings (loss) per share
	Revenues	Before Taxes		Income (loss)		Basic		Diluted
Fiscal Year 2004
First Quarter	$22,697	$3,468		$2,126		$0.09		$0.09
Second Quarter	24,161	3,677		2,661		0.10		0.10
Third Quarter	23,566	5,352		3,281		0.13		0.13
Fourth Quarter	23,686	5,963		3,916		0.16		0.16

	$94,110	$18,460		$11,984		$0.48		$0.48

Fiscal Year 2003
First Quarter	$31,065	$4,192		$2,601		$0.10		$0.10
Second Quarter	28,770	3,112		1,930		0.08		0.08
Third Quarter	24,642	1,383		857		0.04		0.04
Fourth Quarter	24,31	(32,997	)(1)	(20,374	)(1)	(0.82	)(1)	(0.82	)(1)

	$108,796	$(24,310)		$(14,986)		$(0.60)		$(0.60)

(1)	Includes pre-tax loss on impairment of goodwill and other intangible assets of $37.1 million and pre-tax income from an insurance settlement of $2.0 million.

NOTE SEVENTEEN: RESTATEMENT

During the fourth quarter of 2004, the Company’s management determined that current income taxes payable required revision. Based on an analysis of the prior accounting, management concluded that the income tax payable for the Company was overstated by $1,506, and it was further determined that the overstatement occurred during the year ended May 31, 2001. As a result, retained earnings as of June 1, 2001, has been restated to decrease the liability by $1,506 to properly state income taxes payable at $3,422. The net impact of $1,506 on retained earnings is reflected as a restatement to the June 1, 2001 balance of retained earnings in the accompanying consolidated statements of shareholders’ equity, as follows:

Retained earnings as of June 1, 2001, as previously reported	$238,404
Prior period adjustment to revise income taxes payable	1,506

Retained earnings as of June 1, 2001, as restated	$239,910

Retained earnings and income taxes payable in the accompanying consolidated balance sheet at May 31, 2003 have been modified from the amounts previously reported to reflect the 2001 restatement. Additionally, retained earnings at May 31, 2003, 2002 and 2001 have been restated in the statements of shareholders’ equity to reflect the changes.

ELECTRO RENT 2004 ANNUAL REPORT PAGE 29

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF ELECTRO RENT CORPORATION

Van Nuys, California

We have audited the accompanying consolidated balance sheets of Electro Rent Corporation and subsidiaries (the “Company”) as of May 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended May 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended May 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, in the fiscal year ended May 31, 2002, the Company changed its method of accounting for goodwill and other intangibles to conform to Statement of Financial Accounting Standards No. 142, resulting in the discontinuation of amortization of goodwill during the fiscal year ended May 31, 2002

As discussed in Note 17 to the consolidated financial statements, consolidated retained earnings as of June 1, 2001, has been restated.

Los Angeles, California
July 28, 2004

PAGE 30 ELECTRO RENT 2004 ANNUAL REPORT

CORPORATE INFORMATION

BOARD OF DIRECTORS	CORPORATE OFFICERS		CORPORATE OFFICES

Daniel Greenberg	Daniel Greenberg	Thomas A. Curtin	6060 Sepulveda Boulevard
Chairman of the Board and	Chairman of the Board and	Vice President	Van Nuys, California 91411-2512
Chief Executive Officer	Chief Executive Officer		Phone (818) 786-2525
		Ronald J. Deming	Fax (818) 786-4354
*†Gerald D. Barrone	Gary B. Phillips	Vice President
Retired, former President and	Senior Vice President		TRANSFER AGENT & REGISTRAR
Chief Operating Officer		John Hart
Coast Federal Bank	Craig R. Jones	Vice President	U.S. Stock Transfer Corporation
	Vice President and		Glendale, California
†Nancy Y. Bekavac	Chief Financial Officer	Peter M. Shapiro
President		Vice President	NASDAQ LISTING
Scripps College	Steven Markheim
	Vice President and Secretary		Common Stock -
†Karen J. Curtin	Richard E. Bernosky		OTC Symbol: “ELRC”
Principal, Dulcinea Ventures;	Vice President
former Executive Vice President			GENERAL COUNSEL
Bank of America	Craig R. Burgi		Guth Christopher LLP
	Vice President		Los Angeles, California
*†Joseph J. Kearns
President	Dennis M. Clark		INDEPENDENT AUDITORS
Kearns Associates	Vice President
Deloitte & Touche LLP
*†S. Lee Kling			Los Angeles, California
Chairman of the Board
Kling Rechter & Co.

†James S. Pignatelli
Chairman, President and
Chief Executive Officer
Unisource Energy Corporation

*Audit Committee
†Compensation Committee

CAPITAL STOCK, SHAREHOLDERS AND CASH DIVIDEND INFORMATION (UNAUDITED)

The common stock of the Company is quoted on NASDAQ under the symbol ELRC. There were approximately 436 shareholders of record at July 30, 2004. On January 14, 2004, the Company paid a special distribution of $4.00 per outstanding common share, which totaled $99,515,000. The record date for the special distribution was December 16, 2003, and the ex-dividend date was January 15, 2004. The following table sets forth, for the period shown, the high and low closing sale prices in the NASDAQ National Market System as reported by NASDAQ.

	Fiscal Year 2004		Fiscal Year 2003
	High	Low	High	Low
First Quarter	$12.54	$9.85	$13.00	$9.29
Second Quarter	14.98	12.25	12.51	9.21
Third Quarter	14.32	8.56	13.56	9.76
Fourth Quarter	11.00	8.90	11.07	8.60